Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon")
1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2

Item 2: Date of Material Change

April 2, 2014.

Item 3: News Release

A news release with respect to the material change described herein was disseminated on April 3, 2014 through GlobeNewswire and is attached hereto as Schedule "A".

Item 4: Summary of Material Change

On February 7, 2014, Burcon announced that it was offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on February 19, 2014 (the "Record Date"). A maximum of 1,860,276 Common Shares would be issued pursuant to the Rights Offering, representing approximately 5.88% of the currently issued and outstanding Common Shares.

On February 7, 2014, Burcon entered into a standby commitment agreement (the "Standby Commitment Agreement") to which each of ITC Corporation Limited ("ITC"), E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global") is a party. Pursuant to the Standby Commitment Agreement, ITC, E-Concept and I-Global agreed to purchase from Burcon such number of Common Shares that were available to be purchased, but not otherwise subscribed for, that would result in a minimum of 930,138 Common Shares being issued under the Rights Offering (the "Standby Commitment").

On April 3, 2014, Burcon announced that it had completed the Rights Offering to holders of Common Shares of record on the Record Date. The Rights Offering was fully subscribed and as such, Burcon issued 1,860,276 Common Shares at a price of $2.82 per Common Share (the "Subscription Price") for aggregate gross proceeds to Burcon of $5,245,978.

Item 5.1: Full Description of Material Change

Pursuant to the Rights Offering, each holder of record of Common Shares on the Record Date received one transferable right (a "Right") for each Common Share held. A total of 31,624,693 Rights were issued. Every 17 Rights entitled a holder to purchase one Common Share at the Subscription Price prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on April 2, 2014 (the "Expiry Time"). The Rights Offering included an additional subscription privilege under which holders of Rights who fully exercised their Rights would be entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering.

A rights offering circular (the "Circular"), together with a rights certificate, were mailed to registered holders of Common Shares as of the Record Date. To subscribe for Common Shares, a completed rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, had to be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the Expiry Time. The Rights were listed for trading on the Toronto Stock Exchange ("TSX") beginning on February 14, 2014 under the symbol "BU.RT". Trading in the Rights on the TSX ceased at 12:00 p.m. (Toronto time) on April 2, 2014. The Common Shares issued upon the exercise of the Rights are listed on the TSX and The NASDAQ Global Market.

The Circular in respect of the Rights Offering was filed in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia and on SEDAR at www.sedar.com. The Rights Offering was made in the United States pursuant to a registration statement on Form F-7 which was filed with the United States Securities and Exchange Commission.

On April 3, 2014, Burcon announced that it had completed the Rights Offering to holders of Common Shares of record on the Record Date. The Rights Offering was fully subscribed and as such, Burcon issued 1,860,276 Common Shares at a price of $2.82 per Common Share for aggregate gross proceeds to Burcon of $5,245,978.

The Rights Offering was over-subscribed by approximately $9,823,337 or 3,483,453 Common Shares due to the demand for the Common Shares. Total subscriptions, including those exercised pursuant to the additional subscription privilege, represented $15,069,315, or more than 280% of the Common Shares available under the Rights Offering.

Pursuant to the Standby Commitment Agreement, subject to certain conditions, ITC, E-Concept and I-Global agreed to purchase from Burcon such number of Common Shares that were available to be purchased, but not otherwise subscribed for, that would result in a minimum of 930,138 Common Shares being issued under the Rights Offering. The Standby Commitment of each of ITC, E-Concept and I-Global was subject to a maximum of 475,673, 249,835 and 204,630 Common Shares, respectively. As the Right Offering was over-subscribed, ITC, E-Concept and I-Global were not required to fulfill their respective obligations under the Standby Commitment. As compensation for providing the Standby Commitment, each of ITC, E-Concept and I-Global received non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 118,918 Common Shares, E-Concept to acquire up to 62,459 Common Shares and I-Global to acquire up to 51,157 Common Shares. The exercise price under the Standby Warrants is $2.82 per Common Share. The Standby Warrants will expire two years after issuance. In accordance with the policies of the TSX, the exercise of the Standby Warrants by each of ITC, E-Concept and I-Global is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held around September 2014.

The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses, will be approximately $4,997,978. The net proceeds to Burcon from the Rights Offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon's pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon's intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon's other protein extraction and purification technologies and for general working capital.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Johann F. Tergesen, President and Chief Operating Officer
Telephone: (604) 733-0896 Ext. 15
Email: jtergesen@burcon.ca

Item 9: Date of Report

April 8, 2014.

Schedule A

See attached.

BURCON ANNOUNCES COMPLETION OF OVER-SUBSCRIBED RIGHTS OFFERING

Vancouver, British Columbia, April 3, 2014 – Burcon NutraScience Corporation (TSX:BU, NASDAQ:BUR) ("Burcon") is pleased to announce that it has completed its previously announced offering of rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on February 19, 2014. The Rights Offering was fully subscribed and as such, Burcon has issued 1,860,276 Common Shares at a price of $2.82 per Common Share for aggregate gross proceeds to Burcon of $5,245,978.

The Rights Offering was over-subscribed by approximately $9,823,337 or 3,483,453 Common Shares due to the demand for the Common Shares. Total subscriptions, including those exercised pursuant to the additional subscription privilege, represented $15,069,315, or more than 280% of the Common Shares available under the Rights Offering.

Each of ITC Corporation Limited ("ITC"), E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global") acted as guarantors of the Rights Offering, having agreed to purchase from Burcon such number of Common Shares available to be purchased, but not otherwise subscribed for, that would result in a minimum of 930,138 Common Shares being issued under the Rights Offering (the "Standby Commitment"). As the Rights Offering was over-subscribed, ITC, E-Concept and I-Global were not required to fulfill their respective obligations under the Standby Commitment. However, to Burcon's knowledge, each of ITC, E-Concept and I-Global did exercise its basic subscription privilege under the Rights Offering in order to maintain its respective proportionate ownership interest in Burcon.

As compensation for providing the Standby Commitment, each of ITC, E-Concept and I-Global has received non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 118,918 Common Shares, E-Concept to acquire up to 62,459 Common Shares and I-Global to acquire up to 51,157 Common Shares. The exercise price under the Standby Warrants is $2.82 per Common Share. The Standby Warrants will expire two years after issuance. In accordance with the policies of the Toronto Stock Exchange, the exercise of the Standby Warrants by each of ITC, E-Concept and I-Global is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held around September 2014.

The net proceeds from the Rights Offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon's pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon's intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon's other protein extraction and purification technologies and for general working capital.

About Burcon NutraScience Corporation

Burcon is a leader developing functionally superior plant-based proteins. Burcon has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about Burcon, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this press release are forward-looking statements, including, without limitation, statements with respect to the use of proceeds from the Rights Offering and the timing of Burcon's next annual meeting. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance. Accordingly, undue reliance should not be put on such forward-looking statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
Matt Glover or Michael Koehler
Liolios Group Inc.
Tel (949) 574-3860
BUR@liolios.com